                                                                   Exhibit 99.39

(TRANSITION THERAPEUTICS INC. LOGO)

                          TRANSITION THERAPEUTICS INC.

                   ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

                         MANAGEMENT INFORMATION CIRCULAR

This Management Information Circular ("CIRCULAR") is furnished in connection with the solicitation of proxies by and on behalf of the management of Transition Therapeutics Inc. (the "CORPORATION") for use at the Annual and Special Meeting of the Corporation's shareholders to be held on December 11, 2006 at the time and place and for the purposes set out in the accompanying Notice of Annual and Special Meeting and any adjournment thereof.

No person has been authorized to give any information or make any representation in connection with any matters to be considered at the Annual and Special Meeting, other than as contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

                                November 7, 2006

                          TRANSITION THERAPEUTICS INC.

              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

     NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders (the "MEETING") of Transition Therapeutics Inc. (the "CORPORATION") will be held at the MaRS Discovery District, MaRS Centre, South Tower, 101 College Street, Ground Floor, Rm CR3, Toronto, Ontario, Canada, on Monday, December 11, 2006, at 4:30 p.m. (Toronto time), for the following purposes, to:

1. receive the audited consolidated financial statements of the Corporation for the fiscal year ended June 30, 2006, together with the auditors' report thereon;

2.   elect directors of the Corporation for the ensuing year;

3. reappoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;

4. consider, and if deemed appropriate, pass a special resolution, with or without variation, in the form set out in Appendix "A" to the management information circular of the Corporation dated November 7, 2006 (the "CIRCULAR") approving a consolidation of the Corporation's outstanding Common Shares as described in the Circular; and

5. transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

     The Circular and the form of proxy have each been prepared for use at the Meeting. Shareholders who are unable to attend the Meeting in person are requested to date, sign and return the enclosed form of proxy in the addressed envelope provided for that purpose.

     DATED as of the 7th day of November, 2006.

                                        BY ORDER OF THE BOARD OF DIRECTORS


                                        /s/ LOUIS ALEXOPOULOS
                                        ----------------------------------------
                                        LOUIS ALEXOPOULOS
                                        SECRETARY

IN ORDER TO BE REPRESENTED BY PROXY AT THE MEETING, YOU MUST COMPLETE, DATE AND SIGN THE ENCLOSED FORM OF PROXY OR OTHER APPROPRIATE FORM OF PROXY AND, IN EITHER CASE, (I) DELIVER THE COMPLETED PROXY TO THE CORPORATION'S TRANSFER AGENT, COMPUTERSHARE INVESTOR SERVICES LLC, PROXY DEPARTMENT, 100 UNIVERSITY AVENUE, 9TH FLOOR, TORONTO, ONTARIO, M5J 2Y1, IN THE ADDRESSED ENVELOPE ENCLOSED, OR (II) SUBMIT THE COMPLETED PROXY TO COMPUTERSHARE INVESTOR SERVICES LLC, PROXY DEPARTMENT, 100 UNIVERSITY AVENUE, 9TH FLOOR, TORONTO, ONTARIO, M5J 2Y1 OR BY FACSIMILE TO FACSIMILE NUMBER (416) 263-9524 OR 1-866-249-7775, NO LATER THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) PRECEDING THE DATE AND TIME OF THE MEETING, OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF.

                         MANAGEMENT INFORMATION CIRCULAR
                                TABLE OF CONTENTS

SOLICITATION OF PROXIES ..................................................     1
APPOINTMENT OF PROXY HOLDERS .............................................     1
REVOCABILITY OF PROXY ....................................................     2
VOTING OF SHARES REPRESENTED BY MANAGEMENT PROXIES .......................     2
VOTING SHARES AND THE PRINCIPAL HOLDERS THEREOF ..........................     2
ADVICE TO BENEFICIAL HOLDERS OF SECURITIES ...............................     2
BUSINESS OF THE MEETING ..................................................     4
   Consolidated Financial Statements and Auditors' Report ................     4
   Election of Directors .................................................     4
   Appointment and Remuneration of the Auditors ..........................     5
   Consolidation of Common Shares ........................................     5
STATEMENT OF EXECUTIVE COMPENSATION ......................................     6
   Compensation of Executive Officers ....................................     6
   Option Grants During the Year Ended June 30, 2006 .....................     7
   Aggregate Option Exercises During Fiscal 2006 and Fiscal Year End
      Option Values ......................................................     8
   Termination of Employment, Change in Responsibilities and Employment
      Contracts ..........................................................     8
   Composition of the Compensation Committee .............................     8
   Report on Executive Compensation ......................................     8
   Performance Graph .....................................................     9
   Compensation of Directors .............................................    10
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS .......    11
DESCRIPTION OF THE STOCK OPTION PLAN .....................................    11
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS .........................    12
INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS ...................    12
INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON ....    13
AUDIT COMMITTEE RESPONSIBILITIES AND ACTIVITIES ..........................    13
STATEMENT OF CORPORATE GOVERNANCE PRACTICES ..............................    13
   Composition of the Board ..............................................    13
   Board Mandate .........................................................    14
   Position Descriptions .................................................    14
   Orientation and Continuing Education of Board Members .................    14
   Measures to Encourage Ethical Business Conduct ........................    15
   Nomination of Board Members ...........................................    15
   Determination of Compensation of Directors and Officers ...............    15
   Assessment of Directors, the Board and Board Committees ...............    16
ADDITIONAL INFORMATION ...................................................    16
OTHER MATTERS ............................................................    16

Appendix "A" - Special Resolution of the Shareholders
Appendix "B" - Mandate of the Board of Directors

(TRANSITION THERAPEUTICS INC. LOGO)

                          TRANSITION THERAPEUTICS INC.
                          101 COLLEGE STREET, SUITE 220
                                TORONTO, ONTARIO
                                     M5G 1L7

                         MANAGEMENT INFORMATION CIRCULAR

     Except where indicated otherwise, the following information is dated as at November 7, 2006 and all dollar amounts are in Canadian dollars.

                             SOLICITATION OF PROXIES

     THE INFORMATION CONTAINED IN THIS MANAGEMENT INFORMATION CIRCULAR (THE "CIRCULAR") IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF TRANSITION THERAPEUTICS INC. (THE "CORPORATION") FOR USE AT THE ANNUAL AND SPECIAL MEETING (THE "MEETING") OF THE HOLDERS (THE "SHAREHOLDERS") OF COMMON SHARES ("COMMON SHARES") OF THE CORPORATION TO BE HELD ON MONDAY, DECEMBER 11, 2006 AT 4:30 P.M. (TORONTO TIME) AT THE MARS DISCOVERY DISTRICT, MARS CENTRE, SOUTH TOWER, 101 COLLEGE STREET, GROUND FLOOR, RM CR3, TORONTO, ONTARIO, CANADA, AND AT ALL ADJOURNMENTS OR POSTPONEMENTS THEREOF, FOR THE PURPOSES SET FORTH IN THE NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS (THE "NOTICE").

     THE SOLICITATION OF PROXIES IS BEING MADE BY OR ON BEHALF OF THE MANAGEMENT OF THE CORPORATION. The Corporation will bear the entire cost of solicitation of proxies including preparation, assembly, printing and mailing of this Circular, the Notice, the form of proxy and the annual report (collectively, the "DOCUMENTS"). Copies of the Documents are being sent by mail to those Shareholders entitled to receive notice of the Meeting. The Documents will also be furnished to banks, securities dealers, and clearing agencies holding in their names Common Shares of the Corporation, beneficially owned by others to forward to such beneficial owners. Original solicitation of proxies by mail may be supplemented by telephone, facsimile or personal solicitation by directors, officers, or other regular employees of the Corporation. No additional compensation will be paid to directors, officers, or other regular employees for such services.

                          APPOINTMENT OF PROXY HOLDERS

     Shareholders may vote at the Meeting in person or by proxy. THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY ARE EXECUTIVE OFFICERS OF THE CORPORATION. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OTHER THAN THE PERSONS SPECIFIED IN SUCH FORM OF PROXY (WHO NEED NOT BE A SHAREHOLDER OF THE CORPORATION) TO ATTEND AND ACT ON BEHALF OF THE SHAREHOLDER AT THE MEETING. TO EXERCISE THIS RIGHT, A SHAREHOLDER MAY EITHER INSERT THE NAME OF THE DESIRED PERSON IN THE BLANK SPACE PROVIDED IN THE ACCOMPANYING FORM OF PROXY, OR COMPLETE ANOTHER APPROPRIATE FORM OF PROXY.

     Those Shareholders who wish to be represented by proxy, must deposit their respective forms of proxy by (i) delivering the completed proxy to the Corporation's transfer agent, Computershare Investor Services LLC, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, in the addressed envelope enclosed, or (ii) submitting the completed proxy to Computershare Investor Services LLC, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 or by facsimile to facsimile number (416) 263-9524 or 1-866-249-7775, no later than 48 hours (excluding Saturdays, Sundays and holidays) preceding the date and time of the Meeting, or any adjournment or postponement thereof.

                              REVOCABILITY OF PROXY

     A Shareholder who has given a proxy may revoke it by depositing an instrument in writing executed by the Shareholder or by his attorney, authorized in writing, or if the Shareholder is a body corporate, under its corporate seal or by an officer or attorney thereof duly authorized, either at the registered office of the Corporation at any time up to 5:00 p.m. (Toronto time) on the business day immediately preceding the date of the Meeting, or any adjournment or postponement thereof, or with the Chair of the Meeting on the day of the Meeting, or any adjournment or postponement thereof, prior to the time of voting and, upon either of such deposits, the earlier proxy shall be revoked.

               VOTING OF SHARES REPRESENTED BY MANAGEMENT PROXIES

     The executive officers named in the enclosed form of proxy will vote or withhold from voting the Common Shares for which they are appointed proxy holders in accordance with the instructions of the Shareholder indicated on the form of proxy. IN THE ABSENCE OF SUCH INSTRUCTIONS, THE EXECUTIVE OFFICERS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE THE COMMON SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MOTION PUT FORTH BY MANAGEMENT OF THE CORPORATION.

     If a Shareholder appoints a person, other than the executive officers named in the accompanying form of proxy to represent it, such person will vote the Common Shares for which they are appointed proxy holder in accordance with the instructions of the Shareholder indicated on the form of proxy. In the absence of such instructions, such person may vote the Common Shares for which they are appointed proxy holder at their discretion.

     The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations of matters identified in the Notice, and with respect to any other matters, if any, which may properly come before the Meeting. At the time of printing of this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting. However, if any such amendments, variations or other matters which are not now known to management should properly come before the Meeting, the persons named in the form of proxy will vote on such other business in accordance with their best judgment.

                 VOTING SHARES AND THE PRINCIPAL HOLDERS THEREOF

     The authorized capital of the Corporation consists of an unlimited number of Common Shares, each carrying the right to one vote per share. As at November 7, 2006, the Corporation had 157,459,239 Common Shares outstanding. Only Shareholders of record at the close of business on November 7, 2006 (the "RECORD DATE") will be entitled to notice of, and to attend and vote at, the Meeting. Any transferee or person acquiring Common Shares after the Record Date may on proof of ownership of such Common Shares, make a written demand, not later than 10 days before the Meeting, to be included in the list of Shareholders entitled to vote at the Meeting, in which case the transferee will be entitled to vote his or her Common Shares at the Meeting or any adjournment or postponement thereof.

     As at the date hereof, to the knowledge of the directors and executive officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the issued and outstanding Common Shares of the Corporation with the exception of Acuity Investment Management Inc. which owns or controls 17,920,000 Common Shares representing 11.4% of the issued and outstanding Common Shares of the Corporation.

                   ADVICE TO BENEFICIAL HOLDERS OF SECURITIES

     The information set forth in this section is provided to beneficial holders of Common Shares of the Corporation who do not hold their Common Shares in their own name ("BENEFICIAL SHAREHOLDERS"). BENEFICIAL SHAREHOLDERS SHOULD NOTE THAT ONLY PROXIES DEPOSITED BY SHAREHOLDERS WHOSE NAMES APPEAR ON THE RECORDS OF THE CORPORATION AS THE REGISTERED HOLDERS OF COMMON SHARES CAN BE RECOGNIZED AND ACTED UPON AT THE MEETING. If Common Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Beneficial Shareholder's name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the Beneficial Shareholder's broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominees for many Canadian brokerage firms). Common Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, the broker/nominees are prohibited from voting Common Shares for their clients. The Corporation does not know for whose benefit the Common Shares registered in the name of CDS & Co. are held. Therefore, Beneficial Shareholders cannot be recognized at the Meeting for the purposes of voting the Common Shares in person or by way of proxy except as set forth below.

     Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered Shareholders; however, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and Canada. ADP typically applies a special sticker to proxy forms, mails those forms to the Beneficial Shareholders and requests the Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy from ADP cannot use that proxy to vote Common Shares directly at the Meeting as the proxy must be returned as directed by ADP well in advance of the Meeting in order to have the Common Shares voted.

     Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

     In addition, a proxy may be revoked by the Shareholder executing another form of proxy bearing a later date and depositing same at the offices of the Registrar and Transfer Agent of the Corporation within the time period set out under the heading "Revocability of Proxy", or by the Shareholder personally attending the Meeting and voting his or her Common Shares.

IF YOU ARE A BENEFICIAL SHAREHOLDER AND WISH TO VOTE IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BROKER OR AGENT WELL IN ADVANCE OF THE MEETING TO DETERMINE HOW YOU CAN DO SO.

                             BUSINESS OF THE MEETING

     At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, to:

1. receive the audited consolidated financial statements of the Corporation for the year ended June 30, 2006, together with the auditors' report thereon;

2. by ordinary resolution, elect the directors of the Corporation for the ensuing year;

3. by ordinary resolution, approve the reappointment of PricewaterhouseCoopers LLP, Chartered Accountants, as the auditors of the Corporation for the ensuing year and authorize the directors to fix the remuneration to be paid to the auditors; and

4. pass a special resolution, with or without variation, in the form set out in Appendix "A" to the Circular approving a consolidation of the Corporation's outstanding Common Shares as described in the Circular.

CONSOLIDATED FINANCIAL STATEMENTS AND AUDITORS' REPORT

     The Corporation's audited consolidated financial statements for the year ended June 30, 2006, and the auditors' report thereon will be submitted at the Meeting. No vote will be taken regarding the Corporation's audited consolidated financial statements.

ELECTION OF DIRECTORS

     Five directors are proposed to be elected at the Meeting. All directors so elected will, subject to the by laws of the Corporation and to applicable laws, hold office until the close of the next annual meeting of the Shareholders, or until their respective successors are elected or appointed.

     All of the nominees are now members of the Board of Directors and have been since the dates indicated below. The term of each current director's appointment will expire at the Meeting. THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY, UNLESS INSTRUCTED OTHERWISE, INTEND TO VOTE AT THE MEETING FOR THE ELECTION OF THE FOLLOWING NOMINEES. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as director, but if that should occur for any reason at or prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

     The following table sets forth for all persons proposed to be nominated by management for election as directors, their province/state and country of residence, the positions and offices with the Corporation now held by them, their present principal occupation and principal occupation for the preceding five years, the periods during which they have served as directors of the Corporation and the number of Common Shares of the Corporation beneficially owned, directly or indirectly, by each of them, or over which they exercise control or direction as of November 7, 2006.

     NAME AND PROVINCE/STATE         DIRECTOR             PRESENT PRINCIPAL OCCUPATION AND           NUMBER OF
 AND COUNTRY OF RESIDENCE(1)(2)        SINCE       PRINCIPAL OCCUPATION FOR PRECEDING FIVE YEARS   COMMON SHARES
 -----------------------------     -------------   ---------------------------------------------   -------------
Mr. Michael Ashton (4)(5)          December 2002   Former Chief Executive Officer of SkyePharma            Nil
London, England                                    PLC, a U.K. based drug delivery company.

Mr. Paul Baehr (3)(4)(5)           December 2002   President, Chief Executive Officer and                  Nil
Quebec, Canada                                     Chairman of IBEX Technologies Inc., a
                                                   publicly traded biotechnology company.

     NAME AND PROVINCE/STATE         DIRECTOR             PRESENT PRINCIPAL OCCUPATION AND           NUMBER OF
 AND COUNTRY OF RESIDENCE(1)(2)        SINCE       PRINCIPAL OCCUPATION FOR PRECEDING FIVE YEARS   COMMON SHARES
 -----------------------------     -------------   ---------------------------------------------   -------------
Dr. Tony Cruz                      January 1999    Chief Executive Officer of the Corporation.       7,180,881
Ontario, Canada

Mr. Christopher M. Henley (3)(4)   October 2000    President, Henley Capital Corporation, a            543,388
Ontario, Canada                                    limited market dealer.

Dr. Gary W. Pace (3)(4)(5)         January 2002    Co founder, Chairman and Chief Executive            506,165
MA, USA                                            Officer of QRxPharma, a biotechnology
                                                   company, since November 2002; prior thereto
                                                   Chairman and Chief Executive Officer of
                                                   Waratah Pharmaceuticals Inc. ("WARATAH") from
                                                   June 2000 to January 2002 and prior thereto
                                                   President and Chief Executive Officer of RTP
                                                   Pharma Inc.

Notes:

(1) If the director is elected, the term of the director's appointment will expire at the Corporation's 2007 Annual Meeting of Shareholders.

(2) All of the directors, except for Dr. Cruz, are unrelated, independent directors.

(3)  Member of the Audit Committee.

(4) Member of the Corporate Governance and Nominating Committee. Dr. Pace, the Lead Director, is Chair of this Committee.

(5)  Member of the Compensation Committee.

APPOINTMENT AND REMUNERATION OF THE AUDITORS

     PricewaterhouseCoopers LLP, Chartered Accountants, have been the auditors of the Corporation since December 2005. The Board of Directors has proposed that PricewaterhouseCoopers LLP be reappointed as the Corporation's independent auditors for the year ending June 30, 2007 and that the Board of Directors be authorized to fix the auditors' remuneration. A majority of the votes cast by the Shareholders represented at the Meeting, is required for approval of the appointment of the Corporation's auditors.

     UNLESS OTHERWISE DIRECTED, THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE AT THE MEETING IN FAVOUR OF THE REAPPOINTMENT OF
PRICEWATERHOUSECOOPERS LLP AS THE CORPORATION'S AUDITORS AND THE AUTHORIZATION OF THE CORPORATION'S DIRECTORS TO FIX THE AUDITORS' REMUNERATION.

CONSOLIDATION OF COMMON SHARES

     The Shareholders will be asked at the Meeting to consider, and if deemed appropriate, approve the share consolidation resolution (the "SHARE CONSOLIDATION RESOLUTION"), in the form attached hereto as Appendix "A", authorizing the Board of Directors, at its discretion to consolidate the issued and outstanding Common Shares based on a ratio determined advisable by the Board of Directors provided that such ratio be at or between one-seventh and one-tenth (the "SHARE CONSOLIDATION"). Depending on what ratio is determined appropriate by the Board of Directors, the issued and outstanding Common Shares after completion of the Share Consolidation, calculated based on the issued and outstanding Common Shares on November 7, 2006, will be reduced from 157,459,239 to between 22,494,177 and 15,745,924 Common Shares.

     The Share Consolidation is being proposed to assist the Corporation in meeting specified minimum listing requirements set by certain United States stock exchanges should the Board determine it desirable to seek listing of the Common Shares on a United States stock exchange and to increase liquidity by making the Common Shares more attractive to institutional investors. However, no assurances can be given as to the effect of the Share Consolidation on the market price of the Common Shares. Specifically, no assurance can be given that if the Share Consolidation is effected, the market price of the Common Shares will increase by the same multiple as the Share Consolidation ratio or result in a permanent increase in the market price, which possible results are dependent on various factors, many of which are beyond the control of the Corporation. The Share Consolidation Resolution also permits the Board to determine, in its discretion, to decide not to implement the Share Consolidation without seeking further Shareholder approval.

     The exercise price and number of Common Shares of the Corporation issuable pursuant to outstanding stock options will be adjusted proportionately upon implementation of the Share Consolidation in accordance with the terms of the Corporation's stock option plan (the "STOCK OPTION PLAN"). No fractional shares will be issued. Any fractional Common Shares resulting from the Share Consolidation will be rounded up to the nearest whole number if such fractional share issuable is equal to or greater than 0.5 of a Common Share and rounded down to the nearest whole number if such fractional share issuable is less than
0.5 of a Common Share.

     The Share Consolidation remains subject to receipt of all necessary regulatory approvals, including approval from the Toronto Stock Exchange. In addition, in order to implement the Share Consolidation, the Share Consolidation Resolution must be approved by at least two-thirds of the votes cast by Shareholders present in person or by proxy at the Meeting who voted in respect of the Share Consolidation Resolution. The Board recommends that Shareholders vote in favour of the Share Consolidation Resolution. UNLESS OTHERWISE DIRECTED, THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE AT THE MEETING IN FAVOUR OF THE SPECIAL RESOLUTION APPROVING THE SHARE CONSOLIDATION. The full text of the Share Consolidation Resolution is attached hereto as Appendix "A".

                       STATEMENT OF EXECUTIVE COMPENSATION

COMPENSATION OF EXECUTIVE OFFICERS

     The following table provides a summary of compensation earned during the fiscal years ended June 30, 2006, 2005 and 2004 by the Corporation's Chief Executive Officer, Chief Financial Officer and for the next three most highly compensated executive officers of the Corporation other than the Chief Executive Officer and the Chief Financial Officer (the "NAMED EXECUTIVE OFFICERS"), as applicable. Except as disclosed below, no executive officer of the Corporation received in excess of $150,000 by way of salary, bonuses or other compensation during the fiscal year ending June 30, 2006.

                                         ANNUAL COMPENSATION                             LONG TERM COMPENSATION
                              ----------------------------------------   --------------------------------------------------
                                                                                   AWARDS                    PAYOUTS
                                                                         -------------------------   ----------------------
                                                                         SECURITIES
                                                                            UNDER        SHARES
                                                                          OPTIONS/     SUBJECT TO
                                                          OTHER ANNUAL      SARS         RESALE        LTIP      ALL OTHER
                                      SALARY    BONUS     COMPENSATION     GRANTED    RESTRICTIONS   PAYOUTS   COMPENSATION
NAME AND PRINCIPAL POSITION   YEAR     ($)       ($)           ($)           (#)           ($)         ($)          ($)
---------------------------   ----   -------   ------     ------------   ----------   ------------   -------   ------------
Tony Cruz                     2006   288,400       --          --          300,000          --          --          849
Chief Executive Officer       2005   280,000   77,280(1)       --          150,000          --          --           --
                              2004   220,000   65,000(2)       --               --          --          --           --

Elie Farah(3)                 2006   190,000       --       7,500(4)       350,000          --          --          849
Chief Financial Officer and   2005    31,423    5,651(1)       --          150,000          --          --           --
   Vice President Corporate
   Development

                                         ANNUAL COMPENSATION                             LONG TERM COMPENSATION
                              ----------------------------------------   --------------------------------------------------
                                                                                   AWARDS                    PAYOUTS
                                                                         -------------------------   ----------------------
                                                                         SECURITIES
                                                                            UNDER        SHARES
                                                                          OPTIONS/     SUBJECT TO
                                                          OTHER ANNUAL      SARS         RESALE        LTIP      ALL OTHER
                                      SALARY    BONUS     COMPENSATION     GRANTED    RESTRICTIONS   PAYOUTS   COMPENSATION
NAME AND PRINCIPAL POSITION   YEAR     ($)       ($)           ($)           (#)           ($)         ($)          ($)
---------------------------   ----   -------   ------     ------------   ----------   ------------   -------   ------------
Aleksandra Pastrak(5)         2006   154,350       --          --          300,000          --          --          849
   Vice President Research    2005   123,480   15,346(1)       --               --          --          --           --
                              2004       N/A      N/A         N/A              N/A         N/A         N/A          N/A

Notes:

(1) This bonus was earned in relation to the year ended June 30, 2005, but was not paid until July 2005.

(2) This bonus was earned in relation to the year ended June 30, 2004, but was not paid until July 2004.

(3) Mr. Farah was appointed Chief Financial Officer and Vice President, Corporate Development, effective May 21, 2005.

(4) Under the terms of Mr. Farah's Employment Agreement, the Corporation will match his contributions to a Registered Retirement Savings Plan, to a maximum of $7,500 per year.

(5) Ms. Pastrak was appointed Vice President Research, effective May 5, 2005, but has been employed by the Corporation in other capacities since October 19, 1999.

OPTION GRANTS DURING THE YEAR ENDED JUNE 30, 2006

     The following table sets forth the stock option grants made to the Named Executive Officers during the fiscal year ended June 30, 2006. The Corporation has no plan for any of its employees involving stock appreciation rights.

                                                                        MARKET VALUE OF
                     COMMON SHARES      % OF TOTAL                       COMMON SHARES
                     UNDER OPTIONS   OPTIONS GRANTED    EXERCISE OR   UNDERLYING OPTIONS
                        GRANTED        IN FINANCIAL     BASE PRICE      ON THE DATE OF
       NAME             (#) (1)           PERIOD       ($/SHARE)(2)     GRANT ($/SHARE)    EXPIRATION DATE
       ----          -------------   ---------------   ------------   ------------------   ----------------
Tony Cruz              300,000(3)         13.7%            $0.68             $0.47         March 27, 2011
Elie Farah             150,000(4)          6.8%            $0.74             $0.52         November 3, 2010
                       200,000(5)          9.1%            $0.68             $0.47         March 27, 2011
Aleksandra Pastrak     200,000(5)          9.1%            $0.68             $0.47         March 27, 2011

Notes:

(1) All options were granted under the Corporation's Stock Option Plan which was amended in December 2005 to change the number of Common Shares available for issuance under the Stock Option Plan from a fixed number to a rolling number equal to 10% of the then issued and outstanding Common Shares of the Corporation, from time to time.

(2) The exercise price of all options issued is equal to the greater of: a) the closing price of the Common Shares on the stock exchange on which they were then listed on the day prior to the day on which the options were granted;
     b) the weighted average trading price of the Common Shares for five trading days prior to grant; and c) the price determined by the Board of Directors at the time of grant.

(3) These options vest as follows: 8,333 per month for 35 months commencing March 27, 2006 and then 8,345 in the 36th month.

(4) These options vest as follows: 18,750 on November 3, 2005 and then 3,125 per month for the next 42 months commencing December 3, 2005.

(5) These options vest as follows: 5,555 per month for 35 months commencing March 27, 2006 and then 5,575 in the 36th month.

AGGREGATE OPTION EXERCISES DURING FISCAL 2006 AND FISCAL YEAR END OPTION VALUES

     No options were exercised by the Named Executive Officers in the fiscal year ended June 30, 2006. The following table summarizes, for each of the Named Executive Officers, the estimated value of the exercisable and unexercisable options held by such officers as at June 30, 2006. In the table, "exercisable" options are those for which the vesting period or conditions, if any, have been met, and "in the money" options are those where the exercise price was less than the market price of the Common Shares of the Corporation at the close of business on June 30, 2006.

                                                                               VALUE OF UNEXERCISED IN
                            OPTIONS EXERCISED        UNEXERCISED OPTIONS         THE MONEY OPTIONS(1)
                         ----------------------   -------------------------   -------------------------
                         SECURITIES   AGGREGATE                     NOT                         NOT
                          ACQUIRED      VALUE     EXERCISABLE   EXERCISABLE   EXERCISABLE   EXERCISABLE
      NAME                   (#)         ($)          (#)           (#)           ($)           ($)
      ----               ----------   ---------   -----------   -----------   -----------   -----------
Dr. Tony Cruz                Nil         Nil        183,333       266,667          Nil           Nil
Mr. Elie Farah               Nil         Nil        103,472       396,528          Nil           Nil
Ms. Aleksandra Pastrak       Nil         Nil         82,195       247,805        4,248         1,752

Note:

(1) As at June 30, 2006, the closing price of the Common Shares on the Toronto Stock Exchange was $0.50.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

     The Corporation has an employment contract with Dr. Tony Cruz which provides that Dr. Cruz would be paid a severance payment of: a) 12 months' salary if his employment with the Corporation is terminated without cause; or
(b) 18 months' salary if his employment is terminated following a change of control of the Corporation. The Corporation also has an employment contract with Mr. Elie Farah which provides that he will be paid severance if his employment is terminated by the Corporation without cause equal to 12 months' salary.

COMPOSITION OF THE COMPENSATION COMMITTEE

     The Compensation Committee of the Board of Directors (the "COMPENSATION COMMITTEE") exercises general responsibility regarding overall compensation of employees and executive officers of the Corporation. It annually reviews and recommends to the Board (i) executive compensation policies, practices and overall compensation philosophy, (ii) total compensation packages for all employees who receive aggregate annual compensation in excess of $150,000, (iii) bonuses and grants of options under the Corporation's Stock Option Plan, and
(iv) major changes in benefit plans. Final approval of all compensation items rests with the full Board.

     During the fiscal year ended June 30, 2006, the Corporation's Compensation Committee was composed of three non-executive directors: Dr. Gary W. Pace, Mr. Michael Ashton and Mr. Paul Baehr. Dr. Gary W. Pace was formerly the Chief Executive Officer of Waratah until January 2002 when Waratah was acquired by, and became a wholly-owned subsidiary of, the Corporation.

REPORT ON EXECUTIVE COMPENSATION

     Compensation of the executive officers is determined by the Board of Directors upon recommendations made by the Compensation Committee. The executive officers' compensation is composed of salaries, bonuses and stock options. The Compensation Committee places more emphasis on cash compensation such as salaries and bonuses and less emphasis on stock options.

     The Corporation's executive compensation policies are designed to attract and retain competent individuals, be competitive with leading Canadian biotechnology companies and recognize individual and overall corporate performance. The Corporation's policy with regard to salary is to review each executive officers' salary on an annual basis in terms of individual and corporate performance as well as against peer company comparables to ensure that the officers are reasonably compensated. Each year, the Compensation Committee compares the base salary of the executive officers with that of executive officers at peer surveyed biotechnology companies and expects to set each executive officer's pay level at or near the industry average for such position while attempting to adjust for the Corporation's size at the start of the year. Factors looked at in assessing peers include market capitalization, number of employees, and the stage of products in development.

     In terms of bonuses, each year the Compensation Committee establishes overall corporate goals. In addition, the Corporation establishes individual goals with each executive officer which relate to the executive officer's direct area of responsibility. The maximum bonus that can be earned by the executive officers, except for the Chief Executive Officer, is 20% of base salary and the percentage of bonus achieved is based on the percentage of goals achieved with a weighting to corporate goals of 67% and to individual goals of 33%. In addition, at least 40% of the goals must be achieved for any bonus to be paid out. The bonus of the Chief Executive Officer is negotiated and approved by the Compensation Committee and the Board of Directors on an annual basis.

     During the year ended June 30, 2006, the Chief Executive Officer received an increase in base salary of $8,400 from the year ended June 30, 2005. In respect of work performed during June 30, 2006, 40% of the corporate goals were not achieved, thus no bonus was paid to the Chief Executive Officer. For fiscal 2007, the Chief Executive Officer can earn a maximum bonus of 30% of his base salary and the achievement of this bonus is 100% dependent on the achievement of set corporate goals, which have been determined by the Compensation Committee and the Board of Directors.

     Stock options under the Corporation's Stock Option Plan are granted by the Board of Directors, upon the recommendation of the Compensation Committee, from time to time, as the primary long term performance incentive compensation program. The Compensation Committee and the Board of Directors take into account the amount and terms of outstanding options when determining whether and how many new option grants will be made.

     Report submitted by the Compensation Committee of the Board of Directors:

          Dr. Gary W. Pace
          Mr. Michael Ashton
          Mr. Paul Baehr

PERFORMANCE GRAPH

     The following graph compares the cumulative total Shareholder return of $100 invested in the Common Shares with the cumulative total return of the S&P/TSX Canadian Health Care Index for the period of June 30, 2001 to June 30, 2006. The Common Shares of the Corporation commenced trading on the Toronto Stock Exchange on April 29, 2004.

                              (PERFORMANCE GRAPH)

                         JUNE     JUNE    JUNE   APRIL    JUNE    JUNE    JUNE
                         30/01   30/02   30/03   29/04   30/04   30/05   30/06
                        ------   -----   -----   -----   -----   -----   -----
TTH                     100.00   36.25   30.00   78.13   88.13   47.50   31.25
S&P/TSX Capped Health
   Care Index           100.00   80.07   86.50   91.21   83.98   61.58   64.04

COMPENSATION OF DIRECTORS

     Dr. Tony Cruz, Chief Executive Officer and a director of the Corporation, does not receive any compensation as a director of the Corporation, but receives compensation as an executive officer of the Corporation as detailed under the heading "Statement of Executive Compensation - Compensation of Executive Officers". The remaining directors are not employees of the Corporation. Non-employee directors have been remunerated in the following manner.

STANDARD ARRANGEMENTS

     The Corporation has standard arrangements for its non-employee directors, which include the following:

- Board member annual retainer in the amount of $10,000 and an annual grant of stock options. For the year ended June 30, 2006, each of the non-employee directors received 30,000 stock options on account of options that should have been granted in fiscal 2005 and 44,342 stock options for the fiscal 2006 grant. The amount of stock options granted for fiscal 2006 was determined based on the following formula:

          # of shares outstanding at June 30, 2006
          ---------------------------------------- X 30,000
          # of shares outstanding at June 30, 2004

- Committee Chair annual retainers - the Audit Committee Chair is paid $7,500 annually and the Corporate Governance and Nominating Committee and Compensation Committee Chairs are each paid $2,500 annually;

     - Board and Committee meeting fees are paid in the amount of $1,000 for each meeting attended and $750 for each conference call attended;

     - Travel fees of $1,000 for each meeting are paid to all non-employee directors who traveled from outside the Greater Toronto area to attend in person; and

     - All reasonable out of pocket expenses incurred by the non-employee directors in respect of their duties as directors are reimbursed by the Corporation.

OTHER ARRANGEMENTS

     Neither the Corporation nor any of its subsidiaries made payments to the directors in their capacity as directors in addition to, or in lieu of, the Corporation's standard arrangements for the most recently completed fiscal year.

TOTAL COMPENSATION EARNED

     The following table details the total compensation earned by each non-employee director during the year ended June 30, 2006:

                        TOTAL CASH        OPTIONS      EXERCISE
       NAME          COMPENSATION ($)   GRANTED (#)   PRICE ($)      GRANT DATE       EXPIRY DATE
       ----          ----------------   -----------   ---------   ---------------   ---------------
Michael Ashton            22,375           30,000        0.69     January 4, 2006   January 4, 2011
                                           44,342        0.52      June 30, 2006     June 30, 2011
Paul Baehr                35,250           30,000        0.69     January 4, 2006   January 4, 2011
                                           44,342        0.52      June 30, 2006     June 30, 2011
Christopher Henley        36,500           30,000        0.69     January 4, 2006   January 4, 2011
                                           44,342        0.52      June 30, 2006     June 30, 2011
Gary W. Pace              34,750           30,000        0.69     January 4, 2006   January 4, 2011
                                           44,342        0.52      June 30, 2006     June 30, 2011

       SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

     The following table sets forth information with respect to compensation plans under which equity securities are authorized for issuance as at June 30, 2006, aggregated for all compensation plans previously approved by the Shareholders. The Corporation does not have any compensation plans not previously approved by the Shareholders.

                                       NUMBER OF COMMON      WEIGHTED AVERAGE        NUMBER OF COMMON SHARES
                                     SHARES TO BE ISSUED    EXERCISE PRICE OF    REMAINING AVAILABLE FOR FUTURE
                                       UPON EXERCISE OF    OUTSTANDING OPTIONS        ISSUANCE UNDER EQUITY
           PLAN CATEGORY                   OPTIONS                 ($)                 COMPENSATION PLANS
           -------------             -------------------   -------------------   ------------------------------
Equity compensation plans approved
   by securityholders                     4,238,035                0.91                    11,506,807

                      DESCRIPTION OF THE STOCK OPTION PLAN

     The Corporation has in place the Stock Option Plan, which was established in 1999 and amended by approval of the Shareholders at the annual Shareholders' meeting held on December 12, 2005 to become a rolling option plan. In addition, the Corporation also had the Waratah stock option plan which governed the terms of the options acquired through the acquisition of Waratah in January of 2002, however, all options granted thereunder expired in October of 2006. Consequently, option grants and the maximum number of Common Shares that may be issued pursuant to stock options are governed by the terms of the Stock Option Plan.

     Options may be granted to directors, officers, employees, members of the Scientific Advisory Board and consultants of the Corporation or affiliates of the Corporation (collectively, "OPTIONEES" and each an "OPTIONEE"). The term, exercise price, number of Common Shares covered by each option and the period during which the option is exercisable is determined by the Board of Directors at the time the options are granted, in accordance with the criteria set out in the Stock Option Plan. The term of any option may not exceed five years. The exercise price of all future option grants will be equal to (i) the weighted average trading price for the five trading days prior to the date of grant or
(ii) the price determined by the Corporation's Board of Directors at the time of grant, provided that the option exercise price shall not be less than the fair market value for each Common Share on the date of the grant of such option, as determined in good faith by the Board.

     The Stock Option Plan is a ten percent (10%) rolling plan and, therefore, the number of Common Shares reserved for issuance thereunder is equal to ten percent (10%) of the Corporation's issued and outstanding Common Shares as at the time of reservation. As at November 7, 2006 there were 6,086,369 Common Shares reserved for issuance pursuant to grants of options under the Stock Option Plan representing 3.87% of the issued and outstanding Common Shares and 9,659,555 Common Shares remaining available for the grant of options.

     The Stock Option Plan provides that the number of Common Shares issuable to insiders, at any time, under all security based compensation arrangements, cannot exceed ten percent (10%) of the issued and outstanding securities and the number of Common Shares issued to insiders, within any one year period, under all security based compensation arrangements, cannot exceed ten percent (10%) of the issued and outstanding Common Shares. Under the Stock Option Plan, no Optionee shall be granted options in any twelve (12) month period, or shall hold options at any point in time, to purchase more than five percent (5%) of the number of Common Shares issued and outstanding from time to time and the total number of options granted to any employee performing investor relations activities or to any one consultant must not exceed two percent (2%) of the then issued and outstanding Common Shares of the Corporation in any twelve (12) month period.

     Notwithstanding the specified expiry period of each option at the time of grant, the Stock Option Plan provides for the early expiry of options in certain circumstances. Options held by an officer or employee of the Corporation or one of its affiliates expire: (i) on the date of termination of employment if such employment is terminated for cause; (ii) ninety (90) days from the date such Optionee voluntarily ceases employment with the Corporation or one of its affiliates; (iii) twelve (12) months from the date of termination of employment by reason of death, disability, illness, retirement or early retirement; and
(iv) six (6) months following termination without cause of such Optionee's employment. Options held by a director or member of the Scientific Advisory Board of the Corporation or a consultant to the Corporation or one of its affiliates, provided such Optionee is not employed by the Corporation or one of its affiliates, expire: (i) twelve (12) months following the date such Optionee ceased to act in such capacity by reason of death, disability, illness, retirement or early retirement; and (ii) ninety (90) days from voluntarily ceasing to act in such capacity or being terminated without cause.

     The Stock Option Plan provides that the Board may amend, suspend or terminate the Stock Option Plan, subject to certain restrictions contained therein and subject to obtaining any required regulatory approval. The Stock Option Plan requires Shareholder approval for amendments if such approval is required by regulatory authorities. In addition, no option or interest therein is assignable or transferable other than by will or applicable laws of succession.

                INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

     As at the date of this Circular, other than routine indebtedness as defined under applicable securities laws, no directors, executive officers or employees are indebted to the Corporation.

             INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

     No informed person, proposed director or associate or affiliate of any informed person or proposed director of the Corporation had a direct or indirect interest in any transaction with the Corporation during the year ended June 30, 2006.

      INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

     Management of the Corporation is not aware of any material interest, direct or indirect, of any director or proposed nominee for director, or executive officer or any one who has held office as such since the beginning of the Corporation's last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting.

                 AUDIT COMMITTEE RESPONSIBILITIES AND ACTIVITIES

     Reference is made to the section entitled, "Audit Committee", which is contained at pages 27 to 28 in the Corporation's Annual Information Form, dated September 13, 2006, which section is hereby incorporated by reference. The Corporation's Annual Information Form can be retrieved under the Corporation's profile on the SEDAR website (www.sedar.com).

                   STATEMENT OF CORPORATE GOVERNANCE PRACTICES

COMPOSITION OF THE BOARD

     Four of the five members of the Board are independent directors. These independent directors are Mr. Michael Ashton, Mr. Paul Baehr, Mr. Christopher Henley and Dr. Gary Pace. Dr. Tony Cruz is not independent as he is the Chief Executive Officer of the Corporation.

     Dr. Cruz is the Chairman of the Board of the Corporation. As Dr. Cruz is not an independent director, Dr. Pace has been appointed the Lead Director and is an independent director. Dr. Cruz is responsible for chairing meetings of the Board and calls meetings of the Board as required between the regularly scheduled quarterly meetings, as issues of substance arise. The Lead Director is also the Chairman of the Corporate Governance and Nominating Committee. The Lead Director is responsible for the management, development and effective performance of the Board and provides leadership to the Board for all aspects of the Board's work.

     The Lead Director of the Board acts in an advisory capacity to the Chief Executive Officer and to other officers in all matters concerning the interests of the Board and relationships between management and the Board.

     In fiscal 2006, the full Board met thirteen times, excluding resolutions passed by written approval of the directors without holding a meeting, of which all meetings were attended by all directors with the exception of Mr. Michael Ashton who attended eleven of the thirteen meetings. Regular Board meetings are called on a quarterly basis.

     The Audit, Corporate Governance and Nominating and Compensation Committees met seven, two and one times, respectively. All of those meetings were attended by all members of the respective committee.

     The Board functions independently as a majority of the members of the Board are not involved in management. Also, when appropriate, the Board excuses management from meetings and conducts business and makes decisions exclusive of management.

     Certain of the directors are also directors of other reporting issuers, as follows:

DIRECTOR                      OTHER REPORTING ISSUERS
--------                    ---------------------------
Mr. Michael Ashton          Hikma PLC
                            Proximagen Neuroscience PLC
                            Somatna Inc.

Mr. Paul Baehr              Haemacure Corporation
                            IBEX Technologies Inc.

Dr. Tony Cruz               None

Mr. Christopher M. Henley   None

Dr. Gary                    Pace Celsion Inc.
                            Peplin Ltd.
                            ResMed Inc.
                            Resonance Health Ltd.

BOARD MANDATE

     The Board has adopted a "Mandate for the Board" (the "BOARD MANDATE") which states that the Board has the responsibility to oversee the conduct of the business of the Corporation and to oversee the activities of management who are responsible for the day-to-day conduct of the business of the Corporation. The Board Mandate further states that the Board operates by delegating certain of its authorities to management and by reserving certain powers to itself. The Board retains the responsibility of managing its own affairs including selecting its Chairman, nominating candidates for election to the Board, constituting committees of the full Board and determining compensation for the directors. Subject to the Corporation's constating documents, the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board.

     The Board Mandate further states that the Board's fundamental objectives are to enhance and preserve long-term shareholder value, to ensure the Corporation meets its obligations on an ongoing basis and that the Corporation operates in a reliable and safe manner. The Board Mandate further states that in performing its functions, the Board should also consider the legitimate interests its other stakeholders such as employees, customers and communities may have in the Corporation. In broad terms, the stewardship of the Corporation involves the Board in strategic planning, financial reporting, risk management and mitigation, senior management determination, communication planning and internal control integrity.

     The full text of the Board Mandate is attached as Appendix "B" to this Circular.

     The Board may also perform any other activities consistent with its mandate, the Business Corporation's Act (Ontario), the Corporation's constating documents and any other governing laws as the Board determines necessary or appropriate.

POSITION DESCRIPTIONS

     The Board, as a whole, has created a written Mandate for each Committee and terms of reference for the Chairman of each committee of the Board. The terms of reference for each committee Chairman describes the qualifications for appointment, his reporting responsibilities, the function of the Chairman and his key responsibilities.

     The Board has adopted a formal position description for the Chief Executive Officer and sets objectives which the Chief Executive Officer is responsible for meeting. The Board adopts and annually reviews a strategic planning process and approves the strategic plan, which takes into account, among other things, the opportunities and risks of the business. This process is undertaken in consultation with the Chief Executive Officer.

ORIENTATION AND CONTINUING EDUCATION OF BOARD MEMBERS

     The Corporation currently has a process of orientation and education for new members of the Board. When a new member joins the Board, the member has a meeting with the management of the Corporation. This meeting includes an orientation of the business, strategy, financials and history of the Corporation as well as a question and answer period. The new member also meets with the Board and with each Committee, to which the new board member is appointed, to discuss with the Board/Committee its mandates, policies and procedures. New Board members are also given a copy of the Corporation's Governance Policies and Mandates. Any further orientation and/or education is dependent on the needs of the new member and may include items such as formal training sessions, attendance at seminars, etcetera.

MEASURES TO ENCOURAGE ETHICAL BUSINESS CONDUCT

     The Board has adopted a "Code of Business Conduct and Ethics" (the "CODE") for the directors, officers and employees of the Corporation. A person or company may obtain a copy of the Code by contacting Elie Farah, the Chief Financial Officer and Vice President Corporate Development of the Corporation, at 101 College Street, Suite 220, Toronto, Ontario, M5G 1L7, (416) 260-7770. The Board has implemented a whistleblower policy (the "WHISTLEBLOWER POLICY") whereby the Corporate Governance and Nominating Committee receives, retains, investigates and acts on complaints and concerns of employees, shareholders and members of the public ("REPORTS") regarding: (a) accounting, internal accounting controls and auditing matters, including those regarding the circumvention or attempted circumvention of internal accounting controls or that would otherwise constitute a violation of the Corporation's accounting policies (an "ACCOUNTING ALLEGATION"); (b) compliance with legal and regulatory requirements (a "LEGAL ALLEGATION"); and (c) retaliation against employees who make Accounting Allegations or Legal Allegations (a "RETALIATORY ACT"). Any Report that is made directly to management, whether openly, confidentially or anonymously, shall be promptly reported to the Corporate Governance and Nominating Committee and any Report, whether made to management or the Corporate Governance and Nominating Committee, will be reviewed by the Corporate Governance and Nominating Committee, who may, in its discretion, consult with any member of management who is not the subject of the allegation and which may have appropriate expertise to assist the Corporate Governance and Committee. The identity of any person or group who makes a Report anonymously will not, unless required by a judicial or other legal process, be revealed by any member of the Corporate Governance and Committee and will remain confidential and the Corporate Governance and Committee shall not make any effort, or tolerate any effort made by any other person or group, to ascertain the identity of any such person. The Whistleblower Policy forms part of the Corporation's employee handbook.

NOMINATION OF BOARD MEMBERS

     The Corporate Governance and Nominating Committee determines who shall be nominated for election to the Board. The Corporate Governance and Nominating Committee's primary duties and responsibilities are to: (a) review and make recommendations to the Board in respect of the governance of the Corporation;
(b) propose to the full Board nominees to the Board; (c) assess directors on an on-going basis; and (d) approve the hiring of special counsel by the other committees of the Board. The Corporate Governance and Nominating Committee is comprised of four directors; Dr. Gary Pace, Mr. Michael Ashton, Mr. Paul Baehr and Mr. Christopher Henley.

     The Board reviews its size on an on-going basis, and at least annually, with a view to determining the impact of the number of directors upon effectiveness.

DETERMINATION OF COMPENSATION OF DIRECTORS AND OFFICERS

     The Board has a Compensation Committee with a mandate for reviewing the adequacy and form of compensation of directors and officers at least on an annual basis. The Compensation Committee reports its findings to the full Board and recommends compensation which is appropriate for the responsibilities and risks assumed by the directors. The Compensation Committee is comprised of three directors who are independent; Mr. Paul Baehr, Mr. Michael Ashton and Dr. Gary Pace.

     The Compensation Committee's primary duties and responsibilities are to review and make recommendations to the Board in respect of: (a) human resource policies, practices and structures (to monitor consistency with the Corporation's goals and near and long term strategies, support of operational effectiveness and efficiency, and maximization of human resources potential);
(b) compensation policies and guidelines; (c) management incentive and perquisite plans and any non-standard remuneration plans; (d) senior management, executive and officer appointments and their compensation; (e) management succession plans, management training and development plans, termination policies and termination arrangements; (f) the Corporation's senior human resource (organizational) structure; and (g) Board compensation matters. The Compensation Committee makes recommendations with respect to the compensation of the executive officers and the Board to the Board, which gives final approval with respect to any executive compensation and directors compensation matters and issues. The Board has adopted a "Mandate for the Compensation Committee".

ASSESSMENT OF DIRECTORS, THE BOARD AND BOARD COMMITTEES

     The Board has developed a formal questionnaire to be completed by each director on an annual basis for the purpose of formally assessing the effectiveness of the Board as a whole, committees of the Board, and the contribution of individual directors. These questionnaires, and the issues arising therefrom, are then reviewed and assessed by the Lead Director on an annual basis or more frequently from time to time as the need arises. The Lead Director takes appropriate action as required based on the results obtained.

                             ADDITIONAL INFORMATION

     Additional information relating to the Corporation is on SEDAR at www.sedar.com. The Corporation's Annual Report to Shareholders for the year ended June 30, 2006 is being mailed to shareholders of the Corporation along with this Circular. The Annual Report to Shareholders contains financial information about the Corporation including the audited consolidated financial statements and management discussion and analysis of the Corporation for the year ended June 30, 2006 and the report thereon of PricewaterhouseCoopers LLP. To request copies of the Corporation's financial statements and management discussion and analysis, shareholders may contact the Corporation by email at info@transitiontherapeutics.com or Mr. Elie Farah, the Chief Financial Officer and Vice President Corporate Development of the Corporation, at 101 College Street, Suite 220, Toronto, Ontario, M5G 1L7, (416) 260-7770.

                                  OTHER MATTERS

     Management knows of no matters to come before the Meeting other than the matters referred to in the Notice. However, if any other matters which are not now known to management should properly be brought before the Meeting, the accompanying form of proxy confers discretionary authority upon the person named therein to vote on such matters in accordance with their best judgment.

                                  APPENDIX "A"
                    SPECIAL RESOLUTION OF THE SHAREHOLDERS OF
                TRANSITION THERAPEUTICS INC. (THE "CORPORATION")

SHARE CONSOLIDATION RESOLUTION

     BE IT RESOLVED as a special resolution of the shareholders of the Corporation that:

     (1)  The articles of the Corporation be amended:

          (a) to change each issued and outstanding common share of the Corporation ("Common Shares") into ___ of a Common Share (the "Share Consolidation"); and

          (b) to provide that no fractional Common Shares will be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to a fractional Common Share upon completion of the Share Consolidation, such fraction will be rounded up to the nearest whole number if the fractional share issuable is equal to or greater than 0.5 of a Common Share and rounded down to the nearest whole number if the fractional share issuable is less than 0.5 of a Common Share.

     (2) The board of directors of the Corporation, in its sole discretion, is empowered to determine the ratio to be inserted into section (1)(a) above and to insert the applicable ratio therein prior to filing the articles of amendment with the Director (the "Director") appointed under the Business Corporations Act (Ontario), provided that such ratio must be at or between one-seventh and one-tenth.

     (3) The effective date of the Share Consolidation will be the date shown in the certificate of amendment issued by the Director or such other date as indicated in the articles of amendment.

     (4) Any director or officer of the Corporation is hereby authorized to execute and deliver, for and on behalf of the Corporation, all such documents and to do all such other acts and things as may be considered necessary or desirable to give effect to this special resolution including, without limitation, the delivery of articles of amendment in the prescribed form to the Director.

     (5) Notwithstanding that this special resolution has been approved by the shareholders of the Corporation, the directors of the Corporation are authorized to revoke this special resolution without further approval of, or notice to, the shareholders of the Corporation at any time prior to the issuance of a certificate of amendment giving effect to the Share Consolidation.

                                  APPENDIX "B"
                        MANDATE OF THE BOARD OF DIRECTORS

POLICY STATEMENT

The board of directors (the "BOARD") of Transition Therapeutics Inc. (the "CORPORATION") has the responsibility to oversee the conduct of the business of the Corporation and to oversee the activities of management who are responsible for the day to day conduct of the business of the Corporation.

COMPOSITION AND OPERATION

The Board is to be constituted of a majority of individuals who qualify as independent directors. An independent director is one who is independent of management and is free from any interest and any business or other relationship, which could or could reasonably be perceived to materially interfere with the director's ability to act with a view to the best interest of the Corporation other than interest and relationships arising from shareholdings.

The Board operates by delegating certain of its authorities to management and by reserving certain powers to itself. The Board retains the responsibility of managing its own affairs including selecting its Chairman, nominating candidates for election to the Board, constituting committees of the full Board and determining compensation for the directors. Subject to the Corporation's constating documents, the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board.

RESPONSIBILITIES

The Board's fundamental objectives are to enhance and preserve long term shareholder value, to ensure the Corporation meets its obligations on an ongoing basis and that the Corporation operates in a reliable and safe manner. In performing its functions, the Board should also consider the legitimate interests its other stakeholders such as employees, creditors, partners and communities may have in the Corporation. In broad terms, the stewardship of the Corporation involves the Board in strategic planning, financial reporting, risk management and mitigation, senior management determination, communication planning and internal control integrity.

DISCHARGE OF DUTIES

In contributing to the Board's discharging of its duties under this Mandate, each Member of the Board shall be obligated only to exercise the care, diligence and skill that a responsibly prudent person would exercise in comparable circumstances. Nothing in this Mandate is intended, or may be construed, to impose on any Member of the Board a standard of care or diligence that is in any way more onerous or extensive than the standard which all Board Members are otherwise subject.

RELIANCE ON EXPERTS

In contributing to the Board's discharging of its duties under this Mandate, each Member shall be entitled to rely in good faith upon:

     (a)  representations made to him by an officer of the Corporation,

     (b) any report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person.

SPECIFIC DUTIES

5.   LEGAL REQUIREMENTS

     (a) the Board has the oversight responsibility for meeting the Corporation's legal requirements and for properly preparing, approving and maintaining the Corporation's documents and records.

     (b)  The Board has the responsibility to:

          (i)  manage the business and affairs of the Corporation;

          (ii) act honestly and in good faith with a view to the best interests of the Corporation;

          (iii) exercise the care, diligence and skill that responsible, prudent people would exercise in comparable circumstances; and

          (iv) act in accordance with its obligations contained in the Corporation's constating documents and all relevant legislation and regulations.

     (c) The Board has the responsibility for considering the following matters as a full Board which may not be delegated to management or to a committee of the Board:

          (i) any submission to the shareholders of a question or matter requiring the approval of the shareholders;

          (ii) the filling of a vacancy among the Directors;

          (iii) the issuance of securities;

          (iv) the purchase, redemption or any other form of acquisitions of shares issued by the Corporation;

          (v) the payment of a commission to any person in consideration of his/her purchase or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares;

          (vi) the approval of management proxy circulars; and

          (vii) the approval of any take over bid circular or directors' circular.

6.   INDEPENDENCE

The Board shall have the responsibility to:

          (i) implement appropriate structures and procedures to permit the Board to function independently of management;

          (ii) implement a system which enables an individual director to engage an outside advisor at the expense of the Corporation in appropriate circumstances; and

          (iii) provide an orientation and education program for newly appointed members of the Board.

7.   STRATEGY DETERMINATION

The Board shall:

          (i) adopt and annually review a strategic planning process and approve the strategic plan, which takes into account, among other things, the opportunities and risks of the business; and

          (ii) annually review operating and financial performance results relative to established strategy, budgets and objectives.

8.   MANAGING RISK

The Board has the responsibility to understand the principal risks of the business in which the Corporation is engaged, to achieve a proper balance between risks incurred and the potential return to shareholders, and to confirm that there are systems in place which effectively monitor and manage those risks with a view to the long term viability of the Corporation.

9.   APPOINTMENT, TRAINING AND MONITORING OF SENIOR MANAGEMENT

The Board shall:

          (i) appoint the Chief Executive Officer ("CEO") and senior officers, approve (upon recommendations from the Compensation Committee) their compensation, and monitor the CEO's performance against a set of mutually agreed objectives directed at maximizing shareholder value;

          (ii) ensure that a process is established that adequately provides for succession planning including the appointment, training and monitoring of senior management; and

          (iii) establish limits of authority delegated to management.

10.  REPORTING AND COMMUNICATION

The Board has the responsibility to:

          (i) verify that the Corporation has in place policies and programs to enable the Corporation to communicate effectively with its shareholders, other stakeholders and the public generally;

          (ii) verify that the financial performance of the Corporation is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

          (iii) verify that the financial results are reported fairly and in accordance with generally accepted accounting standards;

          (iv) verify the timely reporting of any other developments that have a significant and material impact on the value of the Corporation; and

          (v) report annually to shareholders on its stewardship of the affairs of the Corporation for the preceding year.

11.  MONITORING AND ACTING

The Board has the responsibility to:

          (i) review and approve the Corporation's financial statements and oversee the Corporation's compliance with applicable audit, accounting and reporting requirements;

          (ii) verify that the Corporation operates at all times within applicable laws and regulations to the highest ethical and moral standards;

          (iii) approve and monitor compliance with significant policies and procedures by which the Corporation is operated;

          (iv) monitor the Corporation's progress towards its goals and objectives and to revise and alter its direction through management in response to changing circumstances;

          (v) take such action as it determines appropriate when performance falls short of its goals and objectives or when other special circumstances warrant; and

          (vi) verify that the Corporation has implemented adequate internal control and information systems which ensure the effective discharge of its responsibilities.

12.  OTHER ACTIVITIES

          (i) the Board shall prepare and distribute the schedule of Board meetings for each upcoming year; and

          (ii) the Board may perform any other activities consistent with this mandate, the Corporation's constating documents and governing laws as the Board determines necessary or appropriate.